Exhibit 99.2

PETAQUILLA MINERALS LTD.
Suite 1230, 777 Hornby Street
Vancouver, BC Canada V6Z 1S4
Tel. No. (604) 694-0021 • Fax No. (604) 694-0063
Website: www.petaquilla.com

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

DEAR FELLOW SHAREHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Shareholders (the “Meeting”) of

Petaquilla Minerals Ltd. (the “Company”) will be held at the Fairmont Hotel Vancouver, Garibaldi Room, 900 West Georgia Street, Vancouver, BC, Canada, on Tuesday, December 10, 2013, at 10:00 a.m. (Vancouver time) for the following purposes:

1.

To receive and consider the audited annual financial statements of the Company for the thirteen months ended June 30, 2013, including the accompanying notes and the report of the auditors thereon, and the annual Management Discussion and Analysis;

2.	To appoint the auditor for the Company to hold office until the close of the next Annual General Meeting and to authorize the directors to fix their remuneration;

3.	To set the number of directors at five;

4.	To elect directors to hold office until the close of the next Annual General Meeting;

5.

To consider and, if deemed appropriate, to approve an ordinary resolution of the shareholders ratifying and confirming the continuation and renewal of the Company’s Shareholder Rights Plan Agreement with Computershare Trust Company of Canada dated October 18, 2010, as more fully described in the accompanying Management Information Circular;

6.

To consider and, if deemed appropriate, to approve an ordinary resolution, ratifying and confirming an amended stock option plan for the Company, increasing the maximum number of shares that may be issued under the stock option plan from 12,500,000 to 15,500,000 shares;

7.

To consider and, if deemed appropriate, to approve an ordinary resolution, ratifying and confirming an expiry date extension to a stock option grant previously awarded to an executive officer, as more fully described in the accompanying Management Information Circular;

8.

To consider and, if deemed appropriate, to approve an ordinary resolution, ratifying and confirming an expiry date extension to stock option issuances acquired by the Company upon the acquisition of Iberian Resources Corp., as more fully described in the accompanying Management Information Circular; and

9.	To transact such other business as may properly come before the meeting or any adjournment or adjournments thereof.

This notice is accompanied by a Management Information Circular, either a form of proxy for registered shareholders or a voting instruction form for beneficial shareholders, and, for those registered and beneficial shareholders who so requested, a copy of the audited annual consolidated financial statements and management discussion and analysis (“MD&A”) of the Company for the thirteen months ended June 30, 2013, (collectively, the “Meeting Materials”). Shareholders are able to request to receive copies of the Company’s audited annual consolidated financial statements and MD&A and/or interim consolidated financial statements and MD&A by marking the appropriate box on the provided Financial Statements Request Form and returning the completed form to the Company. The Company’s audited annual consolidated financial statements and MD&A for the thirteen months ended June 30, 2013, are available upon request to the Company at info@petaquilla.com or they can be found under the Company’s profile on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com or on EDGAR (Electronic Data Gathering, Analysis, and Retrieval) available through the filings section of the United States Securities and Exchange Commission’s website at www.sec.gov, or on the Company’s website at www.petaquilla.com.

This year, as described in the Company’s Notice and Access notification filed on www.sedar.com and www.sec.gov, the Company has decided to deliver the Meeting Materials to shareholders by posting the Meeting Materials on the following website: www.envisionreports.com/Petaquilla2013

Management believes that the use of Notice and Access has the potential to reduce paper use, thus reducing the Company’s impact on the environment, while at the same time reducing the cost of printing and mailing the Meeting Materials. The Meeting Materials will be available on the noted website as of November 5, 2013, and will remain on the website for one full year thereafter. The Meeting Materials will also be available on www.sedar.com and www.sec.gov as of November 5, 2013. We encourage all shareholders to review the Company’s Meeting Materials before voting.

Notice and Access notification being provided to shareholders will contain information on how to obtain paper copies of the Meeting Materials in advance of the Meeting. Shareholders who wish to receive paper copies of the Meeting Materials may also request copies from the Company calling toll-free in North America at 1-877-694-0021, outside North America at 604-694-0021, or by email to info@petaquilla.com. Meeting Materials will be sent to such shareholders at no cost to them within three business days of the request, if such requests are made before the Meeting.

Shareholders who are unable to attend the Meeting are requested to complete, date, sign and return the enclosed form of proxy or voting instruction form, as applicable, so that as large a representation as possible may be had at the Meeting. The record date for the determination of the shareholders entitled to receive notice of and to vote at the Meeting, and any adjournments thereof, is at the close of business on October 31, 2013.

Proxies to be used or acted upon at the Meeting or any adjournment thereof shall be deposited with the Company’s transfer agent by 1:00 p.m. (Eastern Time) on December 6, 2013, or no later than 48 hours before the time of any adjourned Meeting (excluding Saturdays, Sundays and holidays).

DATED at Vancouver, BC, this 31st day of October, 2013.

BY ORDER OF THE BOARD
Petaquilla Minerals Ltd.

“Richard Fifer”
Richard Fifer
Executive Chairman of the Board